FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       December 2002
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Commission File Number
                      ----------------------------------------------------------


                           Agnico-Eagle Mines Limited
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                 (Translation of registrant's name into English)


        145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7
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         [Indicate  by check  mark  whether  the  registrant  files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------


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Stock Symbols: AEM (NYSE)                           For further information:
               AGE (TSE)                            Sean Boyd, President and CEO
                                                    (416) 947-1212

For Immediate Release:


             AGNICO-EAGLE ANNOUNCES 23rd CONSECUTIVE ANNUAL DIVIDEND
                             AND BOARD APPOINTMENTS

Toronto (December 19, 2002) - Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today a dividend of US$0.03 per share, representing the 23rd consecutive year that Agnico-Eagle has paid a distribution to its shareholders.

The Company has declared a dividend of US$0.03 per share, payable March 14, 2003 to shareholders of record March 6, 2003. The dividend rate has been increased by 50% from that paid in 2002, reflecting the improvement in the fundamentals of the gold price market and the recent successful commissioning of the LaRonde Mine at its newly expanded rate of 7,000 tons of ore per day. The dividend rate was not increased further at this time as management and the board of directors have decided to conserve cash for acquisitions and the longer-term development and growth of its asset base.

Under the Company's Dividend Reinvestment Plan, shareholders will have the opportunity to reinvest their dividends into shares of Agnico-Eagle.
Shareholders who have not received details of the Plan should contact the Company or visit its website at www.agnico-eagle.com.

James D. Nasso, Chairman of the Board, is also pleased to announce the appointment of Ms. Leanne M. Baker and Mr. Mel Leiderman to the Board of Directors, effective January 1, 2003.

Ms. Baker, who currently acts as a consultant to a number of mining companies, previously spent 11 years with Salomon Smith Barney as one of the top rated equity analysts in the mining sector. Prior to that, Ms. Baker was with Phillip Brothers after earning an M.S. and Ph.D. in mineral economics from the Colorado School of Mines.

Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman has been with the firm since 1978 before which he obtained his chartered accountancy designation with Clarkson Gordon & Co. (now Ernst & Young) and a B.A. from the University of Windsor.

                                    - more -

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Mr. Nasso and the rest of the board of directors  would like to thank Mr. Wencel
Hubacheck and Mr. Irving Dobbs for their dedicated service, as they will be retiring from the board effective December 31, 2002. Mr. Hubacheck and Mr. Dobbs have each been associated with the Agnico-Eagle family of companies for nearly 40 years.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is an established Canadian gold producer with operations located principally in northwestern Quebec and exploration and development activities in Canada and the southwestern United States. Agnico-Eagle's operating history includes three decades of continuous gold production, primarily from underground mining operations. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at LaRonde.











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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AGNICO-EAGLE MINES LIMITED



Date:  December 19, 2002               By: /s/ David Garofalo
                                          --------------------------------------
                                          David Garofalo
                                          Vice President, Finance and Cheif
                                          Financial Officer